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                              August 30, 2022

       Zhang Jian
       Chief Executive Officer
       Sunrise Real Estate Group, Inc.
       No. 18, Panlong Road
       Shanghai, PRC 201702

                                                        Re: Sunrise Real Estate
Group, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2021
                                                            File No. 000-32585

       Dear Mr. Jian:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2021

       Item 1. Business, page 2

   1.                                                   Please disclose
prominently in the forepart of the business section that you are not a
                                                        Chinese operating
company but a Texas holding company with operations conducted by your subsidiaries based
in China and that this structure involves unique risks to investors.
                                                        Please also clarify in
the forepart and in Government Regulation (1) any restrictions on direct foreign
ownership of or investment in real estate in China and (2) whether you or your subsidiaries have
material contractual arrangements with one or more variable
                                                        interest entities
(VIEs) based in China. Please also advise us whether and how the Texas holding company and
offshore subsidiaries are meant to comply with restrictions on foreign ownership of or
investment in real estate in China. We may have additional
                                                        comments upon review of
your response.
   2. Clearly disclose how you will refer to the holding company and various subsidiaries when providing the
disclosure throughout the document so that it is clear to investors which entity the disclosure
is referencing and which subsidiaries or entities are conducting the
 Zhang Jian
FirstName  LastNameZhang    Jian
Sunrise Real Estate Group, Inc.
Comapany
August  30, NameSunrise
            2022        Real Estate Group, Inc.
August
Page 2 30, 2022 Page 2
FirstName LastName
         business operations. In this regard, we note the organizational chart on page 4 and accompanying narrative indicate that operations are conducted by "subsidiaries that are based in the PRC" and that Shanghai Shang Yang Investment Management
and
         Consulting Company Limited (SHSY) is your "main operating subsidiary." The organizational chart and accompanying narrative should clearly identify the specific entities that conduct operations, as well as the approximate percentage of revenues generated by such entities. For the entities in the chart, disclose the person or entity that owns the equity and/or controls it through contracts or otherwise.
3. Provide prominent disclosure about the legal and operational risks associated with being
         based in or having the majority of the company   s operations in
China. Your disclosure
         should make clear whether these risks could result in a material change in your operations or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions
         by China   s government, such as those related to the use of variable interest entities and
         data security or anti-monopoly concerns, have or may impact the
company   s ability to
         conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021 and whether and how the Holding
         Foreign Companies Accountable Act and related regulations will affect your company.
4. We note the statement on page 20 that investors may not be able to enforce U.S. civil liabilities claims. Please revise the forepart of the business section to include a separate section addressing enforcement of civil liabilities and stating, if true, that your directors and officers are residents of the PRC who are located outside of the United States.
         Include disclosure addressing the lack of reciprocity or treaties and the costs and time constraints associated with enforcing civil liabilities.
5. Disclose the risks that your corporate structure and being based in or having the majority
         of the company   s operations in China poses to investors. In
particular, describe the
         significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the risk factors section. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
 Zhang Jian
Sunrise Real Estate Group, Inc.
August 30, 2022
Page 3
6. Disclose each permission or approval that you, your subsidiaries, or any VIEs are required to obtain from Chinese authorities to operate your business. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China Securities
         Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any
         other governmental agency that is required to approve your, your
subsidiaries   , or the
         VIE's operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
Item 1A. Risk Factors, page 9

7. Disclose that trading in your securities may be prohibited under the Holding Foreign
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021. Please also disclose that the United States Senate has passed the Accelerating Holding Foreign Companies Accountable Act, which, if enacted,
         would decrease the number of    non-inspection years    from three
years to two years, and
         thus, would reduce the time before your securities may be prohibited from trading or delisted. Finally, disclose that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the
         Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong.
8.       Given the Chinese government   s significant oversight and discretion
over the conduct of
         your business, please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
9. In light of recent events indicating greater oversight by the Cyberspace Administration of
       China (CAC) over data security, particularly for companies seeking to list or traded on a
FirstName LastNameZhang Jian
       foreign exchange, please revise your disclosure to explain how this oversight impacts your
Comapany    NameSunrise
       business            Real
                 and to what    Estate
                             extent    Group,
                                     you        Inc.
                                          believe that you are compliant with
the regulations or
Augustpolicies
        30, 2022that have
                  Page  3 been issued by the CAC to date.
FirstName LastName
 Zhang Jian
FirstName  LastNameZhang    Jian
Sunrise Real Estate Group, Inc.
Comapany
August  30, NameSunrise
            2022        Real Estate Group, Inc.
August
Page 4 30, 2022 Page 4
FirstName LastName
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or James Lopez at 202-551-3536 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Real Estate
& Construction
cc:      Steven Schuster